(Page 1 of 4 Pages)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                           INFORMATION TO BE INCLUDED
                               IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
                          AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 6)


                                 NaviSite, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)

                                    63935M109
                                 (CUSIP Number)

                              William St. Lawrence
                       Heller Ehrman White & McAuliffe LLP
                              120 West 45th Street
                               New York, NY 10036
                                 (212) 832-8300

            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                   May 3, 2004
             (Date of Event which requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                         (Continued on following pages)


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                                                                     Page 2 of 4

--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atlantic Investors, LLC
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                  (a)    [X]
                                                  (b)    [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY

--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                         [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.      SOLE VOTING POWER
  NUMBER OF                        17,121,652
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.      SHARED VOTING POWER
  OWNED BY                             0 (See Item 5)
    EACH                   -----------------------------------------------------
 REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON                           17,121,652
    WITH                   -----------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER 0 (See Item 5)
                           -----------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         17,121,652   (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         [ ]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         69.0% (See Item 5)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

         CO
 -------------------------------------------------------------------------------


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                         Amendment No. 6 to Schedule 13D

         This statement constitutes Amendment No. 6 to the Schedule 13D relating to the common stock, par value $.01 per share (the "Common Stock") of NaviSite, Inc. (the "Issuer") filed by Atlantic Investors, LLC (the "Reporting Person") on September 18, 2002.

Item 3.  Source and Amount of Funds or Other Considerations.
         --------------------------------------------------

         Not Applicable.

Item 4.  Purpose of Transaction.
         ----------------------

         Not Applicable.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of May 3, 2004, the Reporting Persons for purposes of Rule 13d-3 of the Exchange Act, in the aggregate beneficially owns 17,712,652 shares of the Issuer's Common Stock (the "Shares"), representing approximately 69% of the outstanding shares of Common Stock. The Shares exclude 170,898 shares of the Issuer's common stock underlying an option granted by the Reporting Persons to a certain individual (as described herein). The holder of the option may exercise the option with respect to all or a portion of the shares underlying the option at any time before August 21, 2013.

         (b) Atlantic Investors has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

         (c) On April 29, 2004, the Reporting Person, pursuant to the terms of its Operating Agreement dated September 10, 2002 and subsequent amendments thereto (the "Operating Agreement"), effected the transferred of an aggregate of 636,201 to its Managing Members (as defined under the Operating Agreement), to satisfy interested payment obligations owed to the Managing Members under the terms of a certain Note described in the Operating Agreement.

         Except as set forth above in this Item 5, the Reporting Person has effected no transactions in the Issuer's Common Stock during the past 60 days.

         (d)  Not Applicable.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         Not Applicable.



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                                   SIGNATURES

         After reasonable inquiry and to the best of the Reporting Peron's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated:  May  4, 2004



ATLANTIC INVESTORS LLC

By: Madison Technology LLC, a Managing Member

By: /s/ ARTHUR BECKER
    _______________________________
Name:  Arthur Becker
Title:   Managing Member